UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
 Washington, D.C. 20549

____________________

SCHEDULE 13G
(Amendment No.          )*

Mimecast Limited

(Name of Issuer)
Ordinary Shares

(Title of Class of Securities)

G14838109

(CUSIP Number)

October 4, 2016

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G14838109	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Index Ventures V (Jersey), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,745,057

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,745,057

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,745,057

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.67%

12	TYPE OF REPORTING PERSON
PN

CUSIP No. G14838109	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
38,298

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
38,298

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,298

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.07%

12	TYPE OF REPORTING PERSON
PN

CUSIP No. G14838109	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yucca (Jersey) SLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
60,553

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
60,553

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,553

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.11%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G14838109	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Index Venture Associates V Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,843,908

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,843,908

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,843,908

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.85%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G14838109	13G	Page 6 of 12 Pages

Item 1. (a) Name of Issuer:
Mimecast Limited
(b) Address of Issuer's Principal Executive Offices:
CityPoint, One Ropemaker Street, Moorgate
London EC2Y 9AW, UK
Item 2. (a) Name of Persons Filing:
(i) Index Ventures V (Jersey), L.P.
(ii)     Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P.
(iii)   Yucca (Jersey) SLP
(iv)   Index Venture Associates V Limited
 (b) Address of Principal Business Office:
(i)      44 Esplanade, St. Helier JE4 9WG
(ii)     44 Esplanade, St. Helier JE4 9WG
(iii)    44 Esplanade, St. Helier JE4 9WG
(iv)    44 Esplanade, St. Helier JE4 9WG
 (c) Citizenship:
(i)    Jersey, Channel Islands
(ii)   Jersey, Channel Islands
(iii)  Jersey, Channel Islands
(iv)  Jersey, Channel Islands

(d) Title of Class of Securities:
Ordinary shares, nominal value $0.012 per share
(e) CUSIP Number:
G14838109

CUSIP No. G14838109	13G	Page 7 of 12 Pages

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
[ ] Broker or dealer registered under Section 15 of the Act;
[ ] Bank as defined in Section 3(a)(6) of the Act;
[ ] Insurance company as defined in Section 3(a)(19) of the Act;
[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company
   Act of 1940;
[ ] A non-U.S. institution in accordance with Section 240.240.13d–1(b)(1)(ii)(J);
[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G14838109	13G	Page 8 of 12 Pages

Item 4. Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of October 4, 2016 and the ownership percentages are based on 54,714,692 shares of Mimecast Limited common stock outstanding as of August 31, 2016.

Index Ventures V (Jersey) L.P. ("Index Ventures V") is the owner of record of 4,745,057 ordinary shares and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. ("Index Ventures V Parallel" and together with Index Ventures V, the "Index V Funds") is the owner of record of 38,298 ordinary shares. As the managing general partner of the Index V Funds, Index Venture Associates V Limited ("Index V Limited") may be deemed to have shared dispositive power and shared voting power over the shares owned by the Index V Funds.

Yucca (Jersey) SLP ("Yucca") is the owner of record of 60,553 ordinary shares. Yucca administers the co-investment vehicle that is contractually required to mirror the Index V Funds' investment. As a result, Index V Limited may be deemed to have shared dispositive and shared voting power over Yucca's shares by virtue of its shared dispositive power over and shared voting power over the shares owned by the funds.

CUSIP No. G14838109	13G	Page 9 of 12 Pages

Item 5. Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.
Item 8. Identification and Classification of Members of the Group.
See Exhibit 2.
Item 9. Notice of Dissolution of Group.
          Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G14838109	13G	Page 10 of 12 Pages

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: 10/4/2016

INDEX VENTURES V (JERSEY) L.P.

By: /s/Sinead Meehan
Name: Sinead Meehan
Title: Director

INDEX VENTURES V PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By: /s/Sinead Meehan
Name: Sinead Meehan
Title: Director

YUCCA (JERSEY) SLP

By: Elian Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co-Investment Scheme

By: /s/ Giles Johnstone-Scott
Name: Giles Johnstone-Scott
Title: Authorized Signatory

By: /s/ Sherin Sugeeswaran
Name: Sherin Sugeeswaran
Title: Authorized Signatory

INDEX VENTURE ASSOCIATES V LIMITED

By: /s/Sinead Meehan
Name: Sinead Meehan
Title: Director

CUSIP No. G14838109	13G	Page 11 of 12 Pages

Exhibit 1
AGREEMENT
Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Date: 10/4/2016

INDEX VENTURES V (JERSEY) L.P.

By: /s/Sinead Meehan
Name: Sinead Meehan
Title: Director

INDEX VENTURES V PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By: /s/Sinead Meehan
Name: Sinead Meehan
Title: Director

YUCCA (JERSEY) SLP

By: Elian Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co-Investment Scheme

By: /s/ Giles Johnstone-Scott
Name: Giles Johnstone-Scott
Title: Authorized Signatory

By: /s/ Sherin Sugeeswaran
Name: Sherin Sugeeswaran
Title: Authorized Signatory

INDEX VENTURE ASSOCIATES V LIMITED

By: /s/Sinead Meehan
Name: Sinead Meehan
Title: Director

CUSIP No. G14838109	13G	Page 12 of 12 Pages

Exhibit 2
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP
Index Ventures V (Jersey) L.P. ("Index Ventures V"), Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. ("Index Ventures V Parallel"), Index Venture Associates V Limited ("Index V Limited") and Yucca Jersey SLP ("Yucca") are filing this statement on Schedule 13G as a group.
Index Ventures V is a Jersey (Channel Islands) partnership. Its managing general partner is Index V Limited.
Index Ventures V Parallel is a Jersey (Channel Islands) partnership. Its managing general partner is Index V Limited.
Yucca is a Jersey (Channel Islands) separate limited partnership. Its corporate general partner is an affiliate of Index V Limited.